Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

MCI Board Affirms Verizon Agreement, Rejects Qwest Offer

As of April 7 (when VZ went to press), MCI had rejected Qwest’s latest bid to buy MCI, saying the proposal, taken as a whole, was not superior to its agreement with Verizon.

Verizon’s agreement with MCI is valued at approximately $7.6 billion for MCI shareholders while Qwest’s bid was valued at $8.9 billion.

In a press release, MCI said its board of directors “carefully reviewed and considered financial terms, merger-related conditions, market risks and customer reactions in arriving at its conclusion.”

MCI said it had sought improvements from Qwest on financial terms, certainty of the closing of the deal and other merger terms, but Qwest “rejected virtually all of MCI’s requests.”

The announcement said, “MCI was not willing to jeopardize the certainty of its Verizon agreement for the uncertainties surrounding the Qwest proposal.” However, MCI said it “has the right to engage in discussions with Qwest and remains open to the possibility of further discussions.”

Agreement Amended in March

In February, Verizon and MCI signed a merger agreement in which Verizon agreed to acquire MCI, and MCI shareholders would receive approximately $6.7 billion.

Qwest subsequently submitted several bids to MCI.

In March, Verizon and MCI amended their agreement, increasing the value to $7.6 billion.

Following MCI’s announcement rejecting the Qwest bid, Verizon said, “We are pleased to see the process move to the next step where we can begin the proxy phase (shareholder vote) of this transaction. We are looking forward to working with MCI’s shareholders to get the deal done promptly.”

Qwest said it was “weighing its options and shareholders will dictate the next steps in this process.”

MCI’s shareholders must approve the sale of the company. The date of a shareholder vote has not been set.

Under the agreement with Verizon, shareholders would receive a guaranteed minimum of at least $23.50 per share of MCI, including MCI’s March 15 dividend payment of 40 cents per share.

Qwest’s proposal provided that shareholders would receive a combination of cash and Qwest stock valued at $27.90 per share of MCI, including MCI’s March 15 dividend payment.

While MCI’s board was reviewing Qwest’s offer, Verizon submitted a letter to the board, describing some of the issues that Verizon believed MCI might consider.

In a press release, we also said that, if the MCI board declared that the Qwest bid were superior, “it would seem to us that the decision-making process is being driven by the interests of short-term investors rather than the company’s long-term strength and viability. Should this occur, we would no longer be interested in participating in such a process.”

Under terms of the amended agreement with Verizon, MCI has agreed that if the deal is not completed it will pay a $240 million “break-up fee” to Verizon.

MCI also has agreed to reimburse Verizon for up to $10 million in expenses in certain circumstances.

In a letter to MCI’s board April 4, Chairman and CEO Ivan Seidenberg said, “Together, Verizon and MCI would form a leading global competitor with financial strength, an extensive U.S. and European presence, and industry-leading capabilities in IP-based (Internet protocol-based) and wireless products and services.”

In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on April 12, 2005, a proxy statement and prospectus on Form S-4 that contain important information about the proposed acquisition. These materials are not yet final and will be amended. Investors are urged to read the proxy statement and prospectus filed, and any other relevant materials filed by Verizon or MCI because they contain, or will contain, important information about Verizon, MCI and the proposed acquisition. The preliminary materials filed on April 12, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Investors are urged to read the proxy statement and prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareholders with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2003. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor and www.mci.com/about/investor_relations/sec/.